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AUG 24 2021
Washington, DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53542

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2020 ENDING June 30, 2021

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER
The Bank Street Group LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Four Landmark Square 3rd Floor
(No. and Street)

Stamford (City) CT (State) 06901 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James H. Henry 203-252-2800
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Reid CPA'S LLP
(Name – if individual, state last, first, middle name)

7600 Jericho Turnpike, Suite 400 (Address) Woodbury (City) NY (State) 11797 (Zip Code)

CHECK ONE

[X] Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the exemption. See section 240,17a-5(e)(2).*

Sec 1410 (06-02)

Potential Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

OATH OR AFFIRMATION

I, James H. Henry, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

The Bank Street Group LLC

, as of

June 30, 2021, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Senior Managing Director

Title

Notary Public

Teresa K. Burns
Notary Public, State of Connecticut
My Commission Expires September 30, 2022

This Report ** contains (check all applicable boxes):

- [X] (a) Facing Page
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss)
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and an audited Statements of Financial Condition with respect to methods of Consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

REID
ACCOUNTANTS • ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of The Bank Street Group LLC

Opinion on the Financial Statements

We have audited the accompanying financial condition of The Bank Street Group LLC as of June 30, 2021, and the related statements of operations, changes in members' equity and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of The Bank Street Group LLC as of June 30, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of The Bank Street Group LLC's management. Our responsibility is to express an opinion on The Bank Street Group LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to The Bank Street Group LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

THE BANK STREET GROUP LLC

STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2021

ASSETS	
Cash	$ 6,313,756
Accounts receivable	3,244,674
Right to use asset	42,288
Security deposit	39,011
TOTAL ASSETS	$ 9,639,729
LIABILITIES AND MEMBERS' EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 5,124,950
PPP loan payable	393,257
Lease liability payable	42,288
TOTAL LIABILITIES	5,560,495
Members' equity	4,079,234
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 9,639,729

[redacted]

See notes to financial statements

1. ORGANIZATION AND NATURE OF BUSINESS

The Bank Street Group LLC (the "Company"), formed in May 2001 is a broker-dealer registered with the Financial Industry Regulatory Authority (FINRA) and the Securities and Exchange Commission (SEC) and does not carry or hold securities for customer accounts. There are no liabilities subordinated to claims of general creditors during the year ended June 30, 2021.

As a boutique investment bank, the Company provides merger, acquisition, and financial advisory services to its clients. The Company assists management teams with analyzing, structuring, and executing a wide range of strategic and financial alternatives. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICES

SIGNIFICANT CREDIT RISK AND ESTIMATES

The Company as a non-clearing broker does not handle any customer funds or securities. Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments and accounts receivables. The Company places its temporary cash investments with financial institutions and limits the amount of credit exposure to any one financial institution. Concentrations of credit risk with respect to accounts receivables are limited due to the large number of customers comprising the Company's customer base and their dispersion across different industries and geographic areas. As of June 30, 2021, the Company had no significant concentrations of credit risk.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from the estimates.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICES (CONTINUED)

REVENUE RECOGNITION

Effective January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The Company applied the modified retrospective method of adoption which resulted in no adjustment to retained earnings as of January 1, 2018. The new revenue recognition guidance does not apply to revenue associated with financial instruments, interest income and expense, leasing and insurance contracts.

The Company provides advisory services on mergers and acquisitions. Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled.

CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject the Company to credit risk consist primarily of cash and accounts receivable. The Company maintains cash with a major financial institution. At times, such amounts might exceed Federal Deposit Insurance Corporation ("FDIC") limits.

INCOME TAXES

The Company files its federal income tax as a limited liability company under the provisions of the Internal Revenue Code. Under these provisions, the Company's net income or loss is reported directly on the individual tax return of its members. The members are individually liable for Federal, state and local income taxes.

In addition, recently issued guidance by the Financial Accounting Standards Board (FASB) on Uncertainty in Income Taxes, which was adopted by the Company effective January 1, 2010, had no effect on the financial statements. Management concluded there were no material uncertain tax positions at June 30, 2021, principally because of its status as a non-taxable "pass-through" entity for federal and state income tax purposes.

The Company files U.S. federal income tax returns and state and local income tax returns in Connecticut. Returns filed in these jurisdictions for tax years ended on or after January 1, 2017 are subject to examination by the relevant taxing authorities.

3. COMMITMENTS AND CONTINGENT LIABILITIES

The Company has signed a lease modification and extension agreement which commenced on June 1, 2018 and shall expire on August 31, 2021 for its office facilities, some of which contain provisions for future rent increases or periods in which rent payments are reduced (abated). There are also provisions for additional rent based upon real estate taxes and operating costs of the landlord. In accordance with generally accepted accounting principles.

Certain leases contain renewal options and escalation clauses. Rent expense for the year ended June 30, 2021, aggregated to $290,409 and is included in the Occupancy expense line item on the statement of operations.

In the normal course of business, the Company enters underwriting commitments. Transactions relating to such underwriting commitments that were open at June 30, 2021 and were subsequently settled had no material effect on the financial statements as of that date.

The Company has adopted FASB standard 842 regarding leases, which took effect as of the first day of the fiscal year after June 30, 2019. As of June 30, 2021, the Company recorded a right-of-use asset in the amount of $42,288 and a lease liability in the amount of approximately $42,288. The impact to the Company net Capital was $0. As the right-of-use asset is allowable to the extent of an offsetting lease liability.

4. PAYCHECK PROTECTION PROGRAM LOAN PAYABLE

On Apri13, 2020, the Firm was approved and funded with the Paycheck Protection Program (PPP) loan from the Small Business Administration (SBA) thru JP Morgan Chase Bank in the amount of $393,257 to assist in covering some of the costs of operations, as defined by the PPP during the Coronavirus (COVID-19) crisis. This loan is classified on the accompanying financial statements as a liability until it is forgiven by the SBA. Some or all of this loan is forgivable if used in accordance with the provisions of the CARES act.

5. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under the securities Exchange Act of 1934, in that Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

6. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and which requires that the Company maintain minimum net capital, as defined, to be 6-2/3% of aggregate indebtedness of $367,882 whichever is greater. Net capital and aggregate indebtedness change from day to day, but as of June 30, 2021, the Company had net capital of $795,549 which exceeded requirements by $427,668. The Company had a percentage of aggregate indebtedness to net capital of 693.64% as of June 30, 2021.

7. SUBSEQUENT EVENTS

Management has performed an evaluation of events that have occurred subsequent to June 30, 2021 and through August 20, 2021, the date these financial statements were available to be issued. There have been no material subsequent events that occurred during this period that would require disclosure in this report or would be required to be recognized in the financials statements as of June 30, 2021.

REID
ACCOUNTANTS • ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of The Bank Street Group LLC
Stamford, Connecticut

We have reviewed management's statements, included in the accompanying exemption report in which (1) The Bank Street Group LLC identified the following provisions of 17 C.F.R. §15c3-3 under which The Bank Street Group LLC claimed an exemption from 17 C.F.R. Section §240.15c3-3 (k) (2) (i) (the "exemption provisions") and (2) The Bank Street Group LLC stated that The Bank Street Group LLC met the identified exemption provisions throughout the most recent fiscal year without exception. The Bank Street Group LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about The Bank Street Group LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph for 17 C.F.R. Section §240.15c3-3 (k) (2) (i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Reid CPAs, LLP

Woodbury, NY
August 20, 2021